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                                                                EXHIBIT 20.3



Contact:  Peter E. Flynn, Executive Vice President, North Star Universal, Inc.
          (612) 941-3200

Contact:  Mark D. Witmer, Assistant Treasurer, Michael Foods, Inc.
          (612) 546-1500

FOR IMMEDIATE RELEASE

MICHAEL FOODS AND NORTH STAR COMPLETE MERGER

MINNEAPOLIS, February 28 -- Michael Foods, Inc. ("MFI")
(Nasdaq\NMS:MIKL) and North Star Universal, Inc. ("NSU") (Nasdaq\NMS:NSRU) jointly announced today that they have completed the previously announced Agreement and Plan of Reorganization between MFI, NSU and NSU Merger Co. (the "Merger"). As a result of the Merger, NSU has been renamed Michael Foods, Inc. and will be comprised of the businesses and management existing in MFI prior to the Merger. New Michael Foods' common stock will trade under the Nasdaq symbol of MIKLD beginning on March 3, 1997 for approximately 30 days, at which point the symbol will revert to MIKL.

NSU delivered $21,250,000 of net indebtedness in the Merger, resulting in a 7.25% discount to be applied to the Average Price of Michael Common Stock previously set at $12.85 per share. This resulted in 1,782,961 MFI shares being effectively retired out of the 7,354,950 MFI shares held by NSU.

The balance of the MFI shares held by NSU were divided by the NSU shares outstanding, resulting in a Reverse Stock Split Ratio of .562. Therefore, NSU shareholders will receive .562 shares of New Michael Common Stock for each share of NSU common stock held. Additionally, NSU shareholders will receive one share of ENStar Inc. common stock for every three shares of NSU common stock held.

First National Bank of Boston\Boston EquiServe is Exchange Agent for the Merger and the Reverse Stock Split and Norwest Stock Transfer will handle the ENStar Inc. stock distribution as Transfer Agent for ENStar Inc. The Exchange Agent for the Merger will send a transmittal letter to MFI and NSU stockholders, which will instruct stockholders with respect to the stock certificate exchange process.

Michael Foods, Inc. is a diversified food processor and distributor with particular interests in egg products, refrigerated grocery products, frozen and refrigerated potato products and specialty dairy products. Principal subsidiaries include Papetti's Hygrade Egg Products, Inc., M.G. Waldbaum Company, Crystal Farms Refrigerated Distribution Company, Northern Star Co. and Kohler Mix Specialties, Inc.
                                     (more)

ENStar's (Nasdaq:ENSR) direct and indirect wholly-owned subsidiaries include Americable, Inc. and Transition Networks, Inc. Americable is a provider of connectivity and networking products and services. Transition Networks designs, manufactures and markets connectivity devices used in local area network ("LAN") applications. ENStar also owns a 23% interest in CorVel Corporation.
                                     # # #

2-28-97